Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LIGHTJUMP ACQUISITION CORPORATION

Pursuant to Section 245 of the
Delaware General Corporation Law

LIGHTJUMP ACQUISITION CORPORATION (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Lightjump Acquisition Corporation. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 28, 2020 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 12, 2021 (the “Amended and Restated Certificate of Incorporation”). The Amended and Restated Certificate of Incorporation was corrected pursuant to a Certificate of Correction filed with the office of the Secretary of State of the State of Delaware on February 19, 2021 (the “Certificate of Correction”).

2.	This Amendment to the Amended and Restated Certificate of Incorporation and Certificate of Correction amends the Amended and Restated Certificate of Incorporation and Certificate of Correction of the Corporation.

3.	This Amendment to the Amended and Restated Certificate of Incorporation and Certificate of Correction was duly adopted by the affirmative vote of the holders of at least a majority of the stock entitled to vote at a meeting of stockholders in accordance with Article XI of the Amended and Restated Certificate of Incorporation, the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section 6 of Article V is hereby amended and restated to read in full as follows:

“In the event that the Corporation has not consummated an initial Business Combination by January 12, 2023 (such date being referred to as the “Termination Date”), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the IPO Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable), by (B) the total number of then outstanding IPO Shares, which redemption will completely extinguish rights of the holders of IPO Shares (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board of Directors in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

IN WITNESS WHEREOF, Lightjump Acquisition Corporation has caused this Amendment to the Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of this 11th day of July, 2022.

LIGHTJUMP ACQUISITION CORPORATION

By:	/s/ Robert M. Bennett
Name:	Robert M. Bennett
Title:	Chief Executive Officer